TimefireVR Inc.

7150 E. Camelback Rd.

Suite 444

Scottsdale AZ, 85251

May 7, 2018

VIA EDGAR

Edwin Kim, Attorney-Advisor

Folake Ayoola, Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: TimefireVR Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 5, 2018

File No. 000-31587

Dear Mr. Kim:

In your letter dated March 26, 2018 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Schedule 14A within ten business days or advise you when we would provide a response. On April 23, 2018, we requested a ten business day extension, until May 7, 2018, to file an amended Schedule 14A and a response to the Staff Comment Letter.

Due to time constraints associated with our legal counsel attending to proxy statements and legal matters for other clients, we would like to request an extension of time to provide a response. Accordingly, we respectfully request a ten business day extension, until May 21, 2018, to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call our legal counsel at (561) 227-4557.

Very truly yours,

/s/Jonathan Read

Jonathan Read

Chief Executive Officer

CC: Michael Harris, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.